Filed by: Kinross Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended
Subject Company: Aurelian Resources Inc.
Exchange Act File Number: 001-    •
Date: July 24, 2008

News
Release

KINROSS GOLD CORPORATION
Stock Symbols: TSX: K; NYSE: KGC
Website: www.kinross.com

Kinross announces friendly combination with Aurelian

Aurelian shareholders receive 63% premium
Kinross to acquire major growth asset
Kinross committed to continue responsible development in Ecuador

        Toronto, Ontario, July 24, 2008 — Kinross Gold Corporation (TSX:K; NYSE:KGC) and Aurelian Resources Inc. (TSX:ARU) announced today that their respective Boards of Directors have approved a business combination by way of a friendly offer by Kinross to acquire 100% of the outstanding common shares of Aurelian, and that they have signed a Support Agreement pursuant to which Aurelian's Board of Directors has unanimously agreed to support the Kinross offer. The total value of the offer is approximately $1.2 billion.

Highlights of the Transaction

•
For each Aurelian common share, Kinross will offer 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants have an exercise price of $32.00 per Kinross common share and will expire five years after the date on which Kinross first pays for Aurelian common shares tendered to the offer. Kinross expects to issue approximately 47 million common shares pursuant to the transaction (assuming exercise of all in-the-money Aurelian options and excluding any shares issuable upon exercise of the Kinross warrants), representing approximately 8% of Kinross' current outstanding common shares.

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Based on the preceding 20-day volume-weighted average price of Kinross' common shares on the TSX (and assuming a value of $0.92 per fractional warrant), the value of the offer is $8.20 per Aurelian common share, which represents a premium of approximately 63% over the preceding 20-day volume-weighted average price of Aurelian common shares.

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The Board of Directors of Aurelian, after receiving the recommendation of a special committee of independent directors created by Aurelian to oversee the transaction process, has unanimously determined that the Kinross offer is in the best interests of Aurelian's shareholders, and unanimously recommends that the Aurelian shareholders tender their common shares to the offer. The directors and senior officers of Aurelian have entered into lock-up agreements with Kinross and have agreed to tender all of their Aurelian common shares to the offer.

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BMO Capital Markets and Dundee Securities Corporation, Aurelian's financial advisors, have provided oral opinions to the Aurelian Board of Directors that the consideration offered is fair, from a financial point of view, to Aurelian's shareholders.

Compelling Combination

        The combination will add a major gold deposit to Kinross' development portfolio, while providing Aurelian shareholders with a substantial premium on their shares and the additional opportunity to participate in Kinross' outstanding prospects for near- and long-term growth. The transaction is expected to be accretive to Kinross on a net asset value basis.

        "Kinross is committed to responsible mining and has an excellent track record of working cooperatively with governments and communities wherever we operate. This particular combination creates value for both Aurelian and Kinross shareholders, and provides a strong partner for local employees and communities in Ecuador to develop this asset in a responsible manner, which will generate significant economic benefits for the country," said Kinross President and CEO Tye W. Burt.

        "For Kinross, the combination demonstrates our continued commitment to long-term, disciplined growth through maintaining a pipeline of high-quality development projects. This deposit will add significantly to our mineral resource base. We intend to pursue a focused strategy to further define the deposit, and believe that this combination can make an important contribution to our future," he added.

        "The transaction also plays to Kinross' proven strengths in successfully bringing new development projects into production, which we are demonstrating this year with our projects at Kupol, Paracatu and Buckhorn," he said. Kinross expects that the three major growth projects scheduled to come onstream this year will increase the company's production by approximately 60% above 2007 levels by 2009.

        Patrick F.N. Anderson, Aurelian President and CEO said, "The combination of Aurelian and Kinross illustrates our commitment to responsible development at Fruta del Norte as well as to the best interests of our investors. In the short-term, Aurelian shareholders will be receiving an attractive premium above current market price. In the long-term, our shareholders will also have the opportunity to participate in Kinross' upside as our Condor Project contributes to Kinross' industry-leading growth plans. We have been impressed by the Kinross team's capabilities and track record in bringing projects into production, particularly their strength in government and community relations. Joining a larger pipeline of development and production projects around the world also benefits Aurelian shareholders through asset diversification and risk mitigation."

        In October 2007, Aurelian released an inferred mineral resource estimate for its Fruta del Norte (FDN) deposit of 58.9 million tonnes grading 7.23 g/t of gold, resulting in 13.7 million oz. of contained gold and 22.4 million oz. of contained silver (grade: 11.8 g/t).(1) The FDN deposit is the most significant discovery within the Condor Project, part of more than 95,000 hectares of exploration concessions that Aurelian holds in Ecuador.

        Kinross and Aurelian are of the view that recent initiatives by the government of Ecuador, including public statements by President Correa, and the Ministry of Mines and Petroleum, indicate that Ecuador is becoming increasingly open to responsible mining.

        "The government of Ecuador has indicated that it is interested in attracting responsible mining companies prepared to invest in creating new economic opportunities in the country. We have been working in Ecuador for two years, doing our research and building relationships. We believe that the government will welcome the positive approach we plan to take to advance the development of the FDN project in a way that benefits the people of Ecuador and respects local social and economic priorities," said Mr. Burt.

(1)
For further information, please refer to Aurelian's news release dated October 4, 2007 and the Report entitled "A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador" prepared by Micon International Limited and dated November 15, 2007, both of which can be found on Aurelian's website at www.aurelian.ca

        "Kinross has a strong history in South America and elsewhere as a socially and environmentally responsible company, and we have demonstrated our commitment to our employees, to strong community partnerships and to building economic capacity in the jurisdictions where we operate around the world," he added.

Other Terms of the Support Agreement

        The Support Agreement provides that the Board of Directors of Aurelian may under certain circumstances terminate the agreement in favour of an unsolicited superior proposal, subject to payment of a termination payment of $42 million and subject to a right by Kinross to match the superior proposal in question.

        Full details of the Kinross offer will be included in the takeover bid circular that is expected to be mailed to Aurelian shareholders shortly. Kinross' obligation to acquire shares pursuant to the offer will be subject to certain customary conditions, including there having been validly deposited and not withdrawn at the expiry of the offer that number of Aurelian shares which, together with any Aurelian shares directly or indirectly owned by Kinross, constitutes at least 66 2/3% of the outstanding common shares of Aurelian on a fully-diluted basis at the expiry time.

Private Placement

        Kinross has also agreed to purchase 15 million common shares of Aurelian on a private placement basis, at a price of $4.75 per share for total subscription proceeds of approximately $71 million, to assist with the development of FDN and for general corporate purposes. The private placement is not conditional on completion of the offer. The private placement as well as the issuance of the Kinross common shares and warrants pursuant to the offer are subject to TSX approval.

Advisors and Counsel

        Kinross' financial advisors are Scotia Capital Inc. (lead), Rothschild Inc. and CIBC World Markets Inc. and its legal counsel are Osler, Hoskin & Harcourt LLP and Perez, Bustamante & Ponce with regard to Ecuadorian law matters. Aurelian's financial advisors are BMO Capital Markets and Dundee Securities Corporation and its legal counsel is Cassels Brock & Blackwell LLP. A special committee of Aurelian's Board of Directors is receiving financial advice from BMO Capital Markets and Dundee Securities Corporation and its legal counsel is Stikeman Elliott LLP.

About Kinross

        Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide. Kinross' strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

About Aurelian

        Aurelian Resources Inc. is a publicly-listed (TSX:ARU) company engaged in exploring, discovering and developing mineral wealth in Ecuador. The Fruta del Norte (FDN) discovery lies at the heart of the Condor Project, located in south-eastern Ecuador. The initial Inferred Resource for FDN was released in October 2007 and included 58.9 million tonnes grading 7.23 g/t gold and 11.8 g/t silver for 13.7 million ounces of contained gold and 22.4 million ounces of contained silver (Report titled "A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador" and dated November 15, 2007 filed on www.sedar.com). Aurelian is committed to working with the government and people of Ecuador to achieve a modern, sustainable mining industry, which will play an important role in the future growth of the country. Visit www.aurelian.ca for more information.

        All dollar amounts in this news release are expressed in Canadian dollars, unless otherwise noted.

Conference Call

        Kinross and Aurelian will host a conference call and webcast to discuss this announcement on Thursday, July 24, 2008 at 9:00 a.m. To access the call, please dial:

Canada & US toll-free — 1-800-319-4610
Outside of Canada & US — 1-604-638-5340

Replay (available up to 14 days after the call):
 Canada & US toll-free — 1-800-319-6413; Passcode — 3315 followed by #.
Toll free in North America — 1-604-638-9010; Passcode — 3315 followed by #.

        You may also access the conference call on a listen-only basis via webcast at the Kinross website at www.kinross.com or the Aurelian website at www.aurelian.ca. The audio webcast will be archived on www.kinross.com and on www.aurelian.ca.

Kinross contacts:	Aurelian contacts:
Media:	Patrick Anderson
Steve Mitchell	Chief Executive Officer
Director, Corporate Communications	(416) 868-9100
(416) 365-2726
Investor relations:	Marla Gale
Erwyn Naidoo	Director of Investor Relations
Vice-President, Investor Relations	(416) 868-9100
(416) 365-2744

Cautionary Statement on Forward-looking Information

        All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release unless otherwise stated.

        Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in Kinross' take-over bid circular prepared and to be filed in accordance with applicable securities laws in Canada and the United States as well as: (1) that Kinross will complete the acquisition of Aurelian in accordance with the terms and conditions of the Support Agreement; (2) the accuracy of Kinross and Aurelian's mineral reserve and mineral resource estimates; (3) the viability of the FDN project area and permitting the development and expansion of FDN on a basis consistent with Kinross and Aurelian's current expectations; (4) the trading price of Kinross and Aurelian's common shares; (5) there being no significant political developments, whether generally or in respect of the mining industry specifically, in Ecuador not consistent with Kinross and Aurelian's current expectations; (6) there being no significant disruptions affecting Kinross' operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (7) permitting Kinross to undertake certain measures regarding FDN, and in particular with respect to certain employment initiatives; (8) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (11) production forecasts meet expectations; (12) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (13) permitting, development and expansion at Kinross' existing properties, including the preparation of any feasibility studies, on a basis consistent with our current expectations.

        The forward-looking information set forth in this news release is subject to various risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking information, including the risk that the acquisition of Aurelian will not be completed for any reason. Certain of these risks, factors, estimates and assumptions are described in more detail in Kinross' most recently filed Annual Information Form in the section entitled "Risk Factors" and the "Risk Analysis" section of our most recently filed Management's Discussion and Analysis, to which readers are referred and which are incorporated by reference in this news release. In addition, all forward-looking statements made in this news release are qualified by the full "Cautionary Statement" in such Annual Information Form and the "Cautionary Statement on Forward Looking Information" in such Management's Discussion and Analysis. These risks, factors, estimates and assumptions are not exhaustive. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other Information

        Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross and/or its subsidiaries, as may be applicable.

        This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Kinross also intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Kinross' website.